 Press Release

Infosys begins trading on NYSE Euronext London and Paris Markets

London and Paris - February 20, 2013:  Infosys, a global leader in consulting and technology, began  trading of its American Depositary Shares (ADS) on NYSE Euronext’s (NYX) London and Paris markets on Wednesday, February 20, 2013. The Paris listing is on the NYSE Euronext Paris Professional Segment and is addressed to qualified investors. To mark the occasion of NYSE Euronext’s first cross listing of an Indian company, S. D. Shibulal, CEO and Managing Director, was in London to open the market by ringing the bell at 08.00 GMT / 09.00 CET.

Infosys ADS trade on NYSE Euronext under the ticker symbol INFY. Infosys began trading of its ADS on the New York Stock Exchange (NYSE) on December 12, 2012, also under the ticker symbol INFY. As an NYSE listed company, Infosys obtained its cross listing on the NYSE Euronext Paris Professional Segment through the Fast Path program.

About Infosys

Infosys partners with global enterprises to drive their innovation-led growth. That's why Forbes ranked Infosys 19 among the top 100 most innovative companies. As a leading provider of next-generation consulting, technology, and outsourcing solutions, Infosys helps clients in more than 30 countries realize their goals. Visit www.infosys.com and see how Infosys (NYSE: INFY), with its 150,000+ people, is Building Tomorrow's Enterprise® today.

Safe Harbor
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2012 and on Form 6-K for the quarters ended June 30, 2012, September 30, 2012 and December 31, 2012.These filings are available at http://www.sec.gov . Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless required by law and market rules.

For further information please contact:
EMEA Paul de Lara Infosys, United Kingdom Phone: +44 2075162748 Paul_delara@infosys.com	Asia Pacific Sarah Vanita Gideon Infosys, India Phone: +91 80 4156 4998 Sarah_Gideon@infosys.com
Australia Cristin Balog Infosys, Australia Phone: +61 3 9860 2277 Cristin_Balog@infosys.com	Americas Danielle D’Angelo Infosys, United States Phone: +1 510 859 5783 Danielle_DAngelo@infosys.com